EXHIBIT 99.10

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Great Panther Silver Limited (the “Company”)
Annual Report on Form 40-F Registration Statement on Form F-10
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”), as well as in connection with the Company’s Registration Statement filed on Form F-10, file number 333-199119 with the United States Securities and Exchange Commission (the “Registration Statement”). Both the Annual Report and the Registration Statement incorporate by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2014 (the “Annual Information Form”), and the Company’s Management Discussion and Analysis for the financial years ended December 31, 2014 and 2013 (the “MD&A”).

I, Linda Sprigg, RPGeo AIG of Octree Consulting Pty Ltd, hereby consent to:

•	the use of my name in connection with my involvement in the preparation of the technical report entitled NI43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013 dated May 9, 2014 (the “Technical Report”);
•	references to the Technical Report, or portions thereof, in the Annual Information Form and the MD&A; and
•	the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the Registration Statement and the MD&A.

Dated the 30th day of March, 2015

/s/ Linda C. Sprigg___________

Linda C. Sprigg, RPGeo AIG